Exhibit 99


Company Statement Relating to Forward Looking Information
From press release by the Company dated October 20, 1999
(Filed Pursuant to Rule 175)




Mr. Richard J. Kogan, Chairman and Chief Executive Officer, commenting on the Company's business results, stated "For the full year, we expect that the increase in Schering-Plough's 1999 earnings per share will approach
20 percent."
A:\3rd qtr 1999 10Q Exhibit 99.doc